Exhibit 99.1

Cheche Group Announces Latest Progress with

BAIC Group’s NEV Brand ARCFOX

BEIJING, China – August 19, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced an update on its partnership with ARCFOX, a new energy vehicle (“NEV”) brand within the Beijing Automotive Group Co., Ltd. (“BAIC Group”), made possible by the previously announced agreement with Beijing Anpeng Insurance Broker Co., Ltd. (“Beijing Anpeng”).

Since entering into the partnership, Cheche has successfully launched a full-service insurance platform for ARCFOX that provides its car owners a comprehensive insurance application system. Cheche is also working with Beijing Anpeng to expand the current offerings by selling ancillary insurance products, such as guaranteed auto protection and extended warranty insurance, through the platform.

“Leveraging the consumer touchpoints made possible through the insurance platform will enable Cheche to provide a broad spectrum of solutions,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “The convenience and practicality of the products available through this initiative will enhance the customer experience while improving our bottom line.”

The collaboration with ARCFOX allows Cheche to gradually introduce high-margin insurance products while continuing to grow its NEV insurance presence, thereby diversifying Cheche’s revenue mix and boosting the Company’s reputation among automotive enterprises.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185